UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On February 17, 2025, JX Luxventure Group Inc., a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”), issued to Huidan Li, the Co-Chairman of the board of directors of the Company, a negotiable promissory note (the “Note”), in the principal amount of $3,500,000 (the “Principal Amount”). The Note is transferable, does not bear interest, and is due on demand. The Principal Amount of the Note represented the amount of the continuous advances of funds to the Company by the Chairman for a period of over 3 years.

The issuance of the Note described above was exempt from registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), as a transaction by an issuer not involving any public offering. The foregoing description of the Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Note, a copy of which is attached to this Current Report on Form 6-K as Exhibit 4.1 and incorporated herein by reference.

EXHIBIT LIST

Exhibit No.	Description

4.1	Promissory Note dated February 17, 2025, issued by the Registrant to Huidan Li

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2025	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

2